Exhibit 23.2
W.D. VON GONTEN & CO.
November 12, 2013

Contango Oil & Gas Company
717 Texas Avenue, Ste 2900
Houston, Texas 77002

Re:	Contango Oil & Gas Company, Quarterly Report on Form 10-Q
Gentlemen:
The firm of W.D. Von Gonten & Co. consents to the use of its name and to the use of its report regarding Contango Oil & Gas Company’s Proved Reserves and Future Net Revenue in Contango’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2013.
W.D. Von Gonten & Co. has no interests in Contango Oil & Gas Company or in any affiliated companies or subsidiaries and is not to receive any such interest as payment for such reports and has no director, officer, or employee otherwise connected with Contango Oil & Gas Company. Contango Oil & Gas Company does not employ us on a contingent basis.

Yours very truly,

W.D. VON GONTEN & CO.

/s/ W.D. VON GONTEN JR
Name: W.D. Von Gonten JR
Title: President